UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For August 11, 2009

Commission File Number: 000-26424

SILVER STANDARD RESOURCES INC.
(Translation of registrant's name into English)

1400 - 999 West Hastings Street
Vancouver, British Columbia
Canada V6C 2W2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

The consents of William E. Roscoe, Wayne Ewert, Antoine Yassa, C. Stewart Wallis, Donald F. Earnest, Eugene Puritch, Fred Brown, James A. McCrea, J. Douglas Blanchflower, Kenneth C. McNaughton, Michael J. Lechner, Neil R. Burns, Paul S. MacRae, C. Stewart Wallis, Tracy Armstrong, Robert McCarthy, Gilles Arseneau, Iouri Iakovlev and Michael Waldegger attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, 99.6, 99.7, 99.8, 99.9, 99.10, 99.11, 99.12, 99.13, 99.14, 99.15, 99.16, 99.17, 99.18 and 99.19, and incorporated by reference into this report, are hereby incorporated by reference as an exhibit to the Company’s Registration Statement on Form F-10 (File No. 333-157223), as amended or supplemented.

SUBMITTED HEREWITH

Exhibits

99.1	Expert Consent of William E. Roscoe dated August 10, 2009

99.2	Expert Consent of Wayne Ewert dated August 10, 2009

99.3	Expert Consent of Antoine Yassa dated August 10, 2009

99.4	Expert Consent of C. Stewart Wallis dated August 10, 2009

99.5	Expert Consent of Donald F. Earnest dated August 11, 2009

99.6	Expert Consent of Eugene Puritch dated August 10, 2009

99.7	Expert Consent of Fred Brown dated August 10, 2009

99.8	Expert Consent of James A. McCrea dated August 10, 2009

99.9	Expert Consent of J. Douglas Blanchflower dated August 10, 2009

99.10	Expert Consent of Kenneth C. McNaughton dated August 10, 2009

99.11	Expert Consent of Michael J. Lechner dated August 11, 2009

99.12	Expert Consent of Neil R. Burns dated August 10, 2009

99.13	Expert Consent of Paul S. MacRae dated August 7, 2009

99.14	Expert Consent of C. Stewart Wallis dated August 10, 2009

99.15	Expert Consent of Tracy Armstrong dated August 10, 2009

99.16	Expert Consent of Robert McCarthy dated August 10, 2009

99.17	Expert Consent of Gilles Arseneau dated August 11, 2009

99.18	Expert Consent of Iouri Iakovlev dated August 11, 2009

99.19	Expert Consent of Michael Waldegger dated August 11, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Silver Standard Resources Inc.
(Registrant)

Date: August 11, 2009	By:	/s/ John J. Kim

John J. Kim
	Title:	Corporate Secretary